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To:	**File N° 82-4093**
Company:	Securities and Exchange Commission, Washington D.C. 20549
Fax number:	+1 202 772 92 07
From:	Beate Fuchs beate.fuchs@holcim.com
Date:	January 30, 2006 / BFU
Total pages:	5
Subject:	Media Release: **Major step forward in India: Holcim has acquired a stake in its strategic partner Gujarat Ambuja Cements Ltd**

File N° 82-4093

Please find enclosed the above mentioned media release.

With best regards,

B. Fuchs

Beate Fuchs

File N° 82-4093

Corporate Communications



Holcim

Holcim Ltd
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CH-8645 Jona/Switzerland

Tel +41 58 858 87 10
Fax +41 58 858 87 19

January 30, 2006

Media release

Major step forward in India: Holcim has acquired a stake in its strategic partner Gujarat Ambuja Cements Ltd

Thanks to the excellent relationship between Holcim and Gujarat Ambuja Cements Ltd (GACL), Holcim has been able to acquire a 14.8 percent stake in GACL from the founder families. In addition, Holcim will tender a public offer to GACL's shareholders to acquire up to a further 20 percent, and thereafter will assume board and management control over GACL. After the successful integration of the 2005 acquisitions, the purchase of a stake in GACL will strengthen the Group's position on the Indian subcontinent and open up further opportunities to enlarge Holcim's network across the Indian Ocean.

Last year, Holcim entered into a strategic alliance with Gujarat Ambuja Cements Ltd (GACL) and took over the majority in Ambuja Cement India Ltd (ACIL). Through this local holding company, Holcim acquired a majority in Ambuja Cement Eastern Ltd and a substantial stake in The Associated Cement Companies Ltd (ACC), the second largest cement group in India.* Holcim has held a majority of the seats on ACC's Board of Directors through ACIL since January 24, 2006, and will consolidate ACC as of this date.

The alliance with GACL has proven a considerable success within the short time of its existence. On the basis of this excellent relationship, Holcim on January 28, 2006 has acquired a 14.8 percent shareholding in GACL from the Sekhsaria and Neotia founder families at a price of Rs 105 per share. This initial investment corresponds to an outlay of USD 477 million. Moreover, the founder families have today concluded a shareholders' agreement with Holcim which defines the transfer of control over GACL from the founder families to Holcim. Before board control can be transferred, in accordance with India's takeover code Holcim is required to tender a public offer to all shareholders to acquire up to a further 20 percent of GACL's share capital. The Board of Directors of GACL has granted a "non objection certificate" for Holcim to obtain required government approvals. Subject to the approval of the transaction by the Indian authorities, Holcim will offer shareholders a price according to the guidelines of the Securities and Exchange Board of India (SEBI), which will be approximately Rs 90 per share. Accordingly, Holcim has earmarked a maximum of USD 560 million to acquire this share package.

Depending on the outcome of the public offer it will be evaluated to what extent the transaction will be backed with equity in order to safeguard Holcim's financial profile.

* see attached shareholder structure

File N° 82-4093

Information on GACL
Founded in 1981 by Narottam Sekhsaria and Suresh Neotia, GACL has developed into India's third largest cement producer. In the last six years alone, cement capacity has virtually doubled thanks to new plants and acquisitions. GACL today owns four cement plants and two grinding stations with a total annual capacity of 14 million tonnes of cement. The company also runs terminals in Mumbai, Gujarat and Sri Lanka. GACL operates mainly in northern and western India (see attached map and www.gujaratambuja.com).

Holcim in India
Holcim already holds a stake in two Indian cement companies via a two-thirds majority interest in the holding company Ambuja Cement India Ltd (ACIL). Ambuja Cement Eastern Ltd (ACEL) is held 97 percent by ACIL and has been consolidated by Holcim since April 2005. ACEL owns one cement plant and one grinding station with a current combined capacity of 2 million tonnes of cement. At the same time, ACIL is ACC's largest single shareholder and has majority on the board since January 24, 2006. As India's oldest and second largest cement company, ACC has established a nationwide presence and has an annual cement capacity of 18 million tones. ACC is also active in the ready-mix sector in India's major conurbations.

About India and the Indian cement industry
As an emerging market India has substantial potential. The growth outlook for the Indian economy over the coming years is positive. The country's dynamic construction sector is being driven mainly by population growth and the rapid expansion of India's infrastructure. At 125 kilograms per capita per year, cement consumption is currently among the lowest in Asia. Cement consumption of an estimated 136 million tonnes in 2005 is expected to grow by an average 8 to 9 percent in the coming years.

Key 2005 figures GACL, ACEL and ACC (pro forma estimates on a 12-month-basis)

	GACL	ACEL[1]	ACC[2]	Total
Cement capacity (million t)	14	2	18.2	34.2
Sales of cement (million t)	13	1.7	17.6	32.3
Sales of ready-mix concrete (million m^3)			0.9	0.9
Net sales (million USD)	730	100	810	1640
Operating EBITDA (million USD)	190	29	170	389

[1] consolidated as of April 1, 2005
[2] consolidated as of February 1, 2006

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Conference call: Today Monday, January 30, 10.30 CET
To access the call, please dial one of the following numbers five minutes prior to the start of the conference call: +41 (0) 91 610 5600 (Europe), +44 (0) 207 107 0611 (UK), +1 (1) 866 291 4166 (USA)

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File N° 82-4093

Regional market positions (status as of February 1, 2006)



Delhi
Calcutta
Mumbai
Madras
Consolidated companies
Cement plant
Grinding plant
Terminal
Ready-mix-concrete facility
GACL
Cement plant
Grinding plant
Terminal

File N° 82-4093

Shareholder structure as per January 30, 2006


Neotia and Sekhsaria families
Others
Holcim Group
9.0%
76.2%
14.8%
Gujarat Ambuja Cements Ltd (GACL)
33.0%
67.0%
Ambuja Cement India Ltd (ACIL)
97.0%
33.7%
Ambuja Cement Eastern Ltd (ACEL)
The Associated Cement Companies Ltd (ACC)

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Holcim is one of the world's leading suppliers of cement and aggregates (crushed stone, sand and gravel) as well as downstream activities such as ready-mix concrete and asphalt including services. The Group holds majority and minority interests in more than 70 countries on all continents.

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This media release is also available in German.

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Corporate Communications: Tel. +41 58 858 87 10
Investor Relations: Tel. +41 58 858 87 87

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Internet: www.holcim.com